EXHIBIT 99.1

Golar Power reaches Financial Closing on 1.5GW Sergipe Power Project

April 19, 2018 - Golar LNG Limited ("Golar") announces today that Golar Power Limited ("Golar Power"), a joint venture with Stonepeak Infrastructure Partners, has reached financial closing on the 1.5GW Porto de Sergipe I Power Project (the "Project" or "Sergipe TPP"). Located in Sergipe, NNE of Brazil, the Project will be the largest and most efficient thermoelectric power plant in Latin America and the Caribbean upon its completion.

CELSE (Centrais Elétricas de Sergipe S.A.), the Project company 50% controlled by Golar Power, will receive US$1.340 billion under a non-recourse project financing structure. Total proceeds from the financing will be used to fund remaining capital expenditures of the Project, including: the 1.5GW Power Plant, a dedicated 34km 500KV high-voltage transmission line, and associated gas pipeline and mooring infrastructure required for the integrated LNG import terminal facility.

Total Project capex including taxes and financing costs is estimated at US$1.740 billion. The total equity contribution of approximately US$400 million has been fully paid-in and includes US$123 million in cash reserve accounts that were pre-funded by the project sponsors. The power project will generate a forecasted annual EBITDA of US$323 million at current exchange rates, prior to any dispatch. Commencement of power station commercial operations is scheduled for January 1st, 2020. Payments under the executed PPA are inflation indexed and provide for pass-through of fuel costs to the PPA counterparties.

Golar Power CEO Eduardo Antonello commented: "This innovative financing represents a key milestone in the development of Golar Power infrastructure projects globally, establishing a precedent for financing in local currency in support of projects receiving revenues in local currency which are adjusted based on inflation. The Project bond issuance has attracted the interest of multiple international investors and opens a new horizon of opportunities for infrastructure development. With this experience, we believe Golar Power is uniquely positioned to help deliver these opportunities globally to new and underserved customers and geographies.

With the Sergipe TPP we have developed a fully flexible and highly efficient natural gas fired plant that will enable Brazil to increase its energy security while continuing to expand its development of renewable energy resources, including solar and wind."

In connection with financial close of the Project, Golar Power has also executed final agreements with CELSE to charter the Golar Nanook, a fully customized new-build 170,000m3 FSRU, for 26 years. The annual EBITDA contribution for Golar Power is currently projected to be approximately US$41 million, with annual escalation indexed to US-CPI, and upside potential for Golar Power through use of the remaining two-thirds of FSRU capacity not utilized by the Project. The terminal is located in a strategic entry point to the NNE of Brazil, within 20km of the main gas distribution network, and has the potential to unlock future LNG distribution opportunities into Brazil.

 FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the operations, performance and financial condition of Golar and its joint ventures. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Golar and its partners. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

19 April, 2018

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan